Exhibit 12.1

Burlington Northern Santa Fe Corporation and Subsidiaries Computation of Ratio of Earnings to Fixed Charges

Dollars in millions, except ratio amounts

(Unaudited)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Earnings:
Income before income taxes and cumulative effect of accounting change	$2,448		$1,273		$1,231		$1,216		$1,173
Add:
Interest and other fixed charges, excluding capitalized interest	437		409		420		428		463
Portion of rent under long-term operating leases representative of an interest factor	221		195		182		178		173
Distributed income of investees accounted for under the equity method	4		4		3		3		5
Amortization of capitalized interest	8		8		8		8		7
Less:
Undistributed equity in earnings of investments accounted for under the equity method	15		9		14		17		23

Total earnings available for fixed charges	$3,103		$1,880		$1,830		$1,816		$1,798

Fixed charges:

Interest and fixed charges	$450		$419		$429		$441		$477
Portion of rent under long-term operating leases representative of an interest factor	221		195		182		178		173

Total fixed charges	$671		$614		$611		$619		$650

Ratio of earnings to fixed charges	4.62	x	3.06	x	3.00	x	2.93	x	2.77	x